Farm to Coast Collective, PBC

Profit and Loss
January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
CoWork Expenses	
Furniture Fixtures & Equipment - CoWork	348.51
IT Services - CoWork	5,449.30
Software - CoWork	85.00
Total CoWork Expenses	**5,882.81**
Operating Expenses	
Bank Service Charges	20.00
Office Supplies	180.21
Taxes & Licenses	800.00
Total Operating Expenses	**1,000.21**
Total Expenses	**$6,883.02**
NET OPERATING INCOME	**$ -6,883.02**
NET INCOME	**$ -6,883.02**